Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to announce Q1 financial results on May 8, 2012
Annual Meeting of Shareholders to be held May 9, 2012

Toronto, Ontario, March 29, 2012 – Kinross Gold Corporation (TSX: K; NYSE: KGC) will release its financial statements and operating results for the first quarter of 2012 on Tuesday, May 8, 2012, after market close. In connection with the release, Kinross will hold a conference call and audio webcast on Wednesday, May 9, 2012 at 8 a.m. EDT to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610
Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.
Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

Kinross will hold its Annual Meeting of Shareholders on Wednesday, May 9, 2012, at 10 a.m. EDT at the Design Exchange, 234 Bay Street, Toronto, Ontario, Canada. A live audio webcast (listen-only mode) of the Annual Meeting of Shareholders will be available at www.kinross.com and will also be archived for later access.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and United States, employing approximately 8,000 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

www.kinross.com